UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer

RegenMed, Inc.

Legal status of Issuer

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 5, 2014

Is there a Co-Issuer? ______ Yes __x____No.

Physical Address of Issuer:

125 Field Point Rd., B5 Greenwich CT 06830

Website of Issuer:

https://rgnmed.com/

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary

008-70756

CRD Number, if applicable, of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $15,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None.

Type of Security Offered:

Class B Non-Voting Shares

Target Number of Securities to be Offered:

1,208

Price (or Method for Determining Price):

$12.00

Target Offering Amount:

$15,003.36

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):

$4,741,508.88

Deadline to reach the Target Offering Amount:

December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

14

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$505,736	$603,329
Cash & Cash Equivalents	$41,093	$60,817
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$1,615,000
Revenues/Sales	$273,606	$78,148
Cost of Goods Sold	$34,138	$17,208
Taxes Paid	$0	$0
Net Income	$(1,807,652)	$(1,550,621)

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Financial Statements

EXHIBIT C: PDF of Campaign Landing Page

EXHIBIT D: Subscription Agreement with the Company and Investor

EXHIBIT E: Certificate of Incorporation

EXHIBIT F: Bylaws

EXHIBIT G: Video Transcript

OFFERING MEMORANDUM: EXHIBIT A TO FORM C: DRAFT

RegenMed, Inc.
125 Field Point Rd., B5 Greenwich CT 06830
https://rgnmed.com/

Up to $4,741,508.88 in Class B Non-Voting Shares at $12.00
Minimum Target Amount: $15,003.36

RegenMed, Inc. ("**RegenMed**", the "**Company**," "**we**," "**us**", "**Issuer**" or "**our**"), is offering a minimum amount of **$15,003.36** (the "**Target Offering Amount**") and up to a maximum amount of **$4,741,508.88** (the "**Maximum Offering Amount**") of Class B Non-Voting Shares of the Company (the "**Securities**" or singularly the "**Security**") at a price of **$12.00** per Security (collectively, the "**Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor transaction fee total of three and one-half percent (3.5%) for all investments in the Offering (the "**Investor Transaction Fee**"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by December 31, 2025 (the "**Target Date**").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 31, 2025 If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $1,006.02, which includes a $34.02 Investor Transaction Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$972.00	$82.62	$889.38
Investor Transaction Fee (4)	$34.02	$2.89	$31.13
Target Offering Amount	$15,003.36	$1,275.29	$13,728.07
Maximum Offering Amount	$4,741,508.88	$403,028.26	$4,338,480.62

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $15,000 payment and a $2,000 monthly fee, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor the Investor Transaction Fee. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each Investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE

SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS

ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.

WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE"; "PROJECT"; "BELIEVE"; "ANTICIPATE"; "INTEND"; "EXPECT"; AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKINGSTATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FOWARD-LOOKINGSTATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses

The Company may offer bonus shares of Class B Non-Voting Shares in connection with this Offering based on the following:

Volume-Based Incentives

Tier 1: Invest $5,000+ and receive 10% bonus shares of Class B Non-Voting Shares

Tier 2: Invest $10,000+ and receive 15% bonus shares of Class B Non-Voting Shares

Tier 3: Invest $25,000+ and receive 20% bonus shares of Class B Non-Voting Shares

Time-Based Incentives

Tier 4: Invest during the first 45 days post-launch, and receive 5% bonus shares of Class B Non-Voting Shares.

Tier 5: Invest from the 46th day through the 90th day, and receive 3% bonus shares of Class B Non-Voting Shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRAs cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any).

The maximum number of bonus shares to be issued is 76,352 shares of Class B Non-Voting Shares.

The Company and its Business

A full description of our products, services and business plan can be found on the Company's investor website page at **https://invest.rgnmed.com/** (the "Investor Website Page") and the version published as of the date of this Form C is attached as Exhibit C. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit C as well as the Investor Website Page at the time you consider making an investment commitment.

Overview

RegenMed's mission is to provide physicians and the healthcare industry with the validated datasets enabling the delivery of higher quality medical care, to more people, and at a lower cost.

The Company works closely with physicians around the world to generate high-quality datasets supporting evidence-based treatment protocols across a wide variety of medical and wellness specialties. RegenMed's patented Circles platform represents a turnkey and closed system, eliminating the weakness of "big data" solutions, such as disputed data ownership, undisclosed manipulations, weak clinical context, critical gaps, staleness, AI errors, and inability to validate primary data sources.

Circles datasets are cloud-based, low-cost, technically robust, regulatorily-compliant, and highly scalable. They offer excellent user experience for busy clinicians and their patients anywhere in the world. Circles generate clinical, scientific and financial value in the context of any medical condition, wellness objective, or patient cohort.

The Company operates on a Software-as-a-Service model. Its revenues derive principally from recurring Subscription and Case revenues, which have grown over the past three years at an accelerating compounded annual rate of 108% with gross margins approaching 90%. The Company's clients include hospitals, independent provider groups, product manufacturers, and other healthcare categories in North America and Europe.

High quality real-world evidence datasets are pivotal to the $12 billion value-based care market, the $500 billion clinical research market, and the $40 billion complementary and alternative medicine market, among other addressable opportunities.

RegenMed is led by management and board members combining many decades of healthcare, financial, IT and business operational experience.

Regenerative Medicine LLC was formed in 2014 under the laws of Delaware as a limited liability company, and was converted in September of 2024 to a corporation, RegenMed, Inc., also under the laws of Delaware.

The Industry

The U.S. healthcare market is valued at about $4 trillion, and the global market at about $10 trillion. Quality healthcare depends on quality healthcare data. Standards of care, new products, public and private insurance reimbursement, insurance premiums, drug pricing, and national healthcare policies all depend on accurate, clinically relevant and verifiable healthcare data.

However, much of today's healthcare data is not accurate, relevant or verifiable. The US spends far more per capita on healthcare than other countries. At the same time, its health metrics are often significantly worse than other developed countries. It is evident that today's healthcare data is not leading to better overall health.

Competitors

There are hundreds of companies involved in healthcare data. They include electronic medical records companies such as EPIC, Oracle (Cerner), and Allscripts. Other companies focus on clinical research data, including ICON, Veeva, and Medidata. Others purchase healthcare data from various sources, then "process" it, and then sell or license that "processed" data to pharmaceutical or other companies. Examples are IQVIA, Optum and Truveta.

Many established and new healthcare data companies utilize artificial intelligence. This segment of healthcare data is likely to grow in the coming years. Overall, the healthcare data analytics market is valued at $60 billion with a compounded annual growth rate of over 20%. Moreover, data underpins virtually all segments of the $10 trillion global healthcare market.

Current Stage

RegenMed is in the growth phase, actively expanding its client base and continuing to invest in its patent portfolio and the technical solutions most able to solve enterprise-level healthcare data challenges in the years to come.

Roadmap

The Company's one-year strategic plan calls for (i) completing Circles technical enhancements to support a comprehensive Circles database accessible globally to providers, industry and patients; (ii) incorporating recursive AI learning into the Company's proprietary RWE databases to support continual improvement in clinical decision-making and the development of new Observational Protocols; (iii) greater focus on enterprise clients, and (iv) introducing blockchain and tokenization processes to provide higher levels of patient health information security, as well as ethical incentives for longitudinal outcomes reporting.

The Company's three-year strategic plan calls for (i) geographic expansion into Japan, Southeast Asia and the Middle East, (ii) development of liquidity events through joint ventures, enterprise licensing of the Company's patented platform, and other opportunities (iii) monetization of the Circles blockchain/token infrastructure, and (iv) achieving positive cash flow.

Officers and Directors

Name: Michael P. Tierney

Michael P. Tierney's current primary role is with the Issuer.

Position: Chief Executive Officer

Dates of Service: September 2014 - Present

Responsibilities: Chief Executive Officer, Legal Counsel and Director

Other business positions in the past three years: None

Name: Susan Elizabeth Ryder

Susan Elisabeth Ryder's current primary role is with the Issuer.

Position: Chief Financial Officer, Board Member

Dates of Service: September 2017 - Present

Responsibilities: Financial accounts, finance systems, payroll, financial planning and analysis.

Other business positions in the past three years: None

Name: J. William Futrell

Michael P. Tierney's current primary role is Co-Founder and Chairman Emeritus.

Position: Co-Founder and Chairman Emeritus

Dates of Service: September 2014 - Present

Responsibilities: Chairman Emeritus

Other business positions in the past three years:

Company: GID Bio, Inc.

Title: Co-Founder and Board Member

Dates of Service: January 2010 - Present

Responsibilities: Co-Founder and Board Member

Name: Dolph Courchaine

Dolph Courchaine's current primary role is with the Issuer.

Position: Chief Technology and Information Officer

Dates of Service: January 2025 - Present

Responsibilities: Oversight of information technology, product development, internal and external IT resources

Other business positions in the past three years:

Employer: Voyageur Resources LLC

Title: President

Dates of Service: January 2018 - Present

Responsibilities: IT Consulting

Name: Laura Prey

Position: Board Member

Dates of Service: March 2025 - Present

Responsibilities: Board Oversight

Other business positions in the past three years:

Employer: Prey Consulting

Title: Executive Technology Consultant

Dates of Service: June 2022 - Present

Responsibilities: Executive Technology Consultant

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company (also referred to as "we·, "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and lin1itations as needed to raise capital. The tem1s of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

A substantial majority of the voting control of the Company is owned indirectly by the Company's CEO and this entity will exercise voting control.

Prior to the Offering, the Company's CEO, Michael Tierney is the Grantor of a trust that beneficially owns a substantial majority of the Class A Voting Shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, this entity may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant

Company transactions, and will have significant control over the Company's management and policies. This stockholder may have interests that are different from yours. For example, this stockholder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this stockholder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. it is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowd Funding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new products could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies enter the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our patents and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our intellectual property rights unenforceable through some other mechanism. If competitors are able to bypass our intellectual property rights without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would impact a significant potential revenue stream for the Company.

The cost of enforcing our intellectual property rights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our intellectual property rights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthem1ore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not lin1ited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal lin1itations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's CEO does not currently receive a salary

The Company's CEO, who is also the founder and principal security holder, currently does not receive a salary, which may reduce the CEO's financial incentive in the near term. However, as the founder and largest shareholder, the CEO remains heavily invested in the Company's success, though any future decision to compensate the CEO could significantly increase the Company's operating expenses, potentially affecting profitability and investor returns.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tierney Family 2007 Spray Trust (Michael P Tierney as Grantor)	1,542,852	Class A Voting Shares	89%

The Company's Securities

The Company has authorized Class A Voting Shares, Class B Non-Voting Shares, and Preferred Shares, and has also issued Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 381,764 shares of Class B Non-Voting Common Shares.

Class A Voting Shares

The amount of security authorized is 15,000,000 with a total of 1,751,713 outstanding.

Voting Rights: one vote per share

Material Rights: Except for voting rights, the Class A Voting Shares and Class B Non-Voting Shares have the same rights and preferences, including regarding dividends and liquidation preference.

Class B Non-Voting Shares

The amount of security authorized is 15,000,000 with a total of 427,332 outstanding.

Voting Rights: There are no voting rights associated with Class B Non-Voting Shares.

Material Rights: Except for voting rights, the Class B Non-Voting Shares and Class A Voting Shares have the same rights and preferences, including regarding dividends and liquidation preference.

Preferred Shares

The amount of security authorized is 10,000,000 with a total of 0 outstanding preferred shares.

Voting Rights: Voting rights will be established by the Board in connection with each issuance of Preferred Shares.

Material Rights: To be established by the Board in connection with each issuance of Preferred Shares.

What It Means To Be A Minority Holder

As a minority holder of Class B Non-Voting Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to in,•est any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

• In an IPO;

• To the Company;

• To an accredited investor; and

• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Notes

Conversion Cap: $20,000,000

Final amount sold: $1,615,000,00

Use of proceeds: Operational Expenses

Date: December 31, 2023.

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Class B Non-Voting Shares

Final amount sold: $258,487.08

Number of Securities Sold: 32,749, including bonus shares

Fully-Diluted Valuation: $20,000,000

Use of proceeds: Operational Expenses

Date: March 6, 2025

Offering exemption relied upon: Regulation CF

Type of security sold: Class B Non-Voting Shares

Final amount sold: $290,000

Number of Securities Sold: 32,222, including bonus shares

Fully-Diluted Valuation: $20,000,000

Use of proceeds: Operational Expenses

Date: March 13, 2025

Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due toa number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements.

Revenue

Revenue for fiscal year 2024 was $273,606 compared to $95,356 in fiscal year 2023. The increase in revenue from 2023 to 2024 was due to our growing client base and expansion in recurring revenue streams. As we onboarded more clients and enhanced our SaaS platform, revenue saw steady growth.

Cost of Sales

Cost of Sales for fiscal year 2024 was $34,138 compared to $17,208 in fiscal year 2023. There was an increase in gross margin over the two years as we operate a SaaS-based business model, which allows for minimal variable costs while maintaining high gross margins.

Gross Margins

Gross margins for fiscal year 2024 were $239,469 compared to $78,148 in fiscal year 2023. The increase in gross margins aligned with our higher revenues, as our client base grew, while the cost of sales remained minimal. The scalable nature of our business allowed us to achieve increased gross margin with rising sales.

Expenses

Operating expenses for fiscal year 2024 were $1,170,038 compared to $1,121,601 in fiscal year 2023. The increase in expenses was driven by investments in product development, the expansion of our sales force, and rising operational costs as we continue to grow. These investments were made to drive future revenue growth.

Historical results and cash flow:

We are currently in the growth stage and are revenue-generating. We are of the opinion that our historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because we anticipate significant growth in recurring revenue as we continue to onboard more clients globally. Past cash was primarily generated through sales and equity investments. Our goal is to further expand our client base and increase monthly recurring revenue as we scale our SaaS platform to new markets. Given our anticipated scale and future plans to license data for Al healthcare models, we expect future cash flows to outpace historical figures.

Liquidity and Capital Resources

What capital resources are currently available to the Company?

As of March 31, 2025, the Company has capital resources available in the form of $67,133 cash on hand. If the Company raises the Target Offering Amount, we anticipate the Company will be able to operate for 24 months and achieve positive EBITA by that time. This is based on a current monthly burn rate of approximately $83,000, continuing growth in revenues and our high gross margins, controlling variable costs, and access to funding from controlling shareholders. If the Company raises the Maximum Offering Amount, we anticipate that the Company will be able to accelerate EBITDA growth by expanding its sales and marketing spend while maintaining high gross margins. In addition to Reg CF and Reg D offerings, the

Company is funded by its principal shareholders, including the Tierney Family 2007 Spray Trust. The Trust has adequate resources to continue funding the Company for well over two years at its current bum rate.

We believe the funds of this campaign are critical to support the expansion of our sales team, further product development, and regulatory compliance effort.

The Company does not anticipate any material capital expenditures.

In addition to the Offering, the Company has a concurrent private placement ongoing with an unspecified maximum limit. To date, the Company has raised $290,000 in this private offering.

Indebtedness

As of April 15, 2025, the Company does not have any outstanding indebtedness.

Related Party Transactions

In 2023 and 2024, the Company issued $2,082,100 face value of convertible notes in exchange for an equal amount of cash to the Tierney Family 2007 Trust, which owns a majority of the Class A Voting shares of the Company. Michael Tierney is the grantor of that Trust, and Susan E. Ryder is a Trustee. The Convertible Notes provided for an annual interest rate of 12%, and were secured by all the assets of the Company, as well as an undertaking by the Company not to pledge or otherwise subordinate the Notes. The Notes also provided for a conversion discount of 30%. All Convertible Notes were converted by the Note holders into Class A Voting Shares in August of 2024.

Valuation

Pre-Money Valuation: $25,000,000.

Valuation Details

This pre-money valuation was calculated internally by the Company without the use of any formal third-party valuation. The Company raised capital from third party investors in 2024 and 2025 at a $20,000,000 valuation pursuant to Reg CF and Reg D.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all convertible notes and preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,003.36 we plan to use these proceeds as follows:

DealMaker Platform Fees: 8.5%

If we raise the Maximum Offering Amount of $4,741,508.88 we plan to use these proceeds as follows:

DealMaker Platform Fees: 8.5%

Research & Development: 25%. We will use approximately 24% of the funds raised to further expand our patent portfolio, non-patented intellectual property, and continue to improve the technical infrastructure and user experience of our Circles platform. This includes integration of generative AI learning models into our platform to query our proprietary real world evidence databases, develop more relevant observational protocols and support clinical decision-making for a broad variety of medical specialties and indications.

Sales and Marketing: 45.5%. We will use approximately 50% of the funds to expand our marketing, sales, account management and related personnel and activities.

Working Capital: 21%. We will use approximately 21% of the funds for working capital to cover expenses related to ongoing operations.

*In addition to the eight percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $15,000 payment and a $2,000 monthly fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor who invests in the Offering an Investor Transaction Fee of three and one-half percent (3.5%) of the Investor's investment amount, which is not reflected in the table above.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rgnmed.com/.

The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section IS(d) of the Exchange Act; (2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

Progress Updates

Updates regarding the Company's progress towards meeting its Target Offering Amount can be found at https://www.investors/rgnmed.com.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

Investment Process

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at https://www.investors/rgnmed.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at https://www.investors/rgnmed.com, as required by Regulation CF.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

RegenMed Inc.

(Issuer)

By:/s/ Michael P. Tierney

(Signature)

Michael P. Tierney

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael P. Tierney

(Signature)

Michael P. Tierney

(Name)

Director

(Title)

June 10, 2025

(Date)

/s/ Susan Elizabeth Ryder

(Signature)

Susan Elizabeth Ryder

(Name)

Director

(Title)

June 10, 2025

(Date)

/s/ Laura Prey

(Signature)

Laura Prey

(Name)

Director

(Title)

June 10, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT G
Video Transcript
(Attached)

EXHIBIT B

Financial Statements

(Attached)



RegenMed Inc
(the "Company")
a Delaware Corporation

Consolidated Financial Statements with Independent Auditor's Report

Years Ended December 31, 2023 & 2024

Table of Contents

INDEPENDENT AUDITOR'S REPORT   3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION   5

CONSOLIDATED STATEMENT OF OPERATIONS   6

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY   7

CONSOLIDATED STATEMENT OF CASH FLOWS   8

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES   9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   10

NOTE 3 – RELATED PARTY TRANSACTIONS   13

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 13

NOTE 5 – LIABILITIES AND DEBT   13

NOTE 6 – EQUITY   13

NOTE 7 – SUBSEQUENT EVENTS   14




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: RegenMed, Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 & 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
June 11, 2025

REGENMED, INC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	41,093	60,817
Cash - Restricted		9,392	-
Other Current Assets		16,403	22,383
Total Current Assets		66,888	83,199
Non-Current Assets:			
Intangible assets, net	$	438,849	520,129
Total Non-Current Assets		438,849	520,129
TOTAL ASSETS		505,736	603,329
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	137,571	39,022
Other current liabilities		7,361	23,564
Total Current Liabilities		144,932	62,586
Non-Current Liabilities:			
Accrued Interest - Related Party Convertible Notes Payable	$	-	606,860
Notes Payable		-	25,000
Related Party Convertible Notes Payable		-	1,615,000
Total Non-Current Liabilities		-	2,246,860
TOTAL LIABILITIES		144,932	2,309,446
EQUITY			
Common Stock - Class A	$	1,745	-
Common Stock - Class B		344	-
Additional paid-in capital		10,479,993	-
Member's Capital		-	6,602,973
Accumulated deficit		(10,121,278)	(8,309,091)
TOTAL EQUITY		360,805	(1,706,118)
TOTAL LIABILITIES AND EQUITY	$	505,736	603,329

See Accompanying Notes to these Financial Statements

REGENMED, INC

CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Income	$	273,606	95,356
Cost of sales		(34,138)	(17,208)
Gross Profit		239,469	78,148
Operating Expenses			
Financing expenses	$	4,937	3,834
General and Administrative		117,920	46,913
Rent expense		13,347	16,178
Legal and Professional fees		64,148	71,923
Payroll and Employee Benefits		643,267	597,497
Sales and Marketing		48,098	20,235
Platform maintenance cost		5,490	4,301
Amortization expense		272,831	360,719
Total Operating Expenses		**1,170,038**	**1,121,601**
Total Loss from Operations		**(930,569)**	**(1,043,452)**
Other (Expense)			
Other Income	$	8,585	15,676
Interest expense		(874,934)	(515,314)
Other Expense		(4,417)	(10,266)
Foreign Currency Exchange Gains (Loss)		(6,317)	2,735
Total Other Income (Expense)		**(877,083)**	**(507,169)**
Net Income (Loss)	**$**	**(1,807,652)**	**(1,550,621)**

See Accompanying Notes to these Financial Statements

REGENMED, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock - Class A		Common Stock - Class B		Member's		Retained earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	6,608,915	-	(6,864,225)	(255,310)
Member Contribution/ Distribution	-	-	-	-	-$5,941.60	-	-	(5,942)
Prior period adjustment	-	-	-	-	-	-	105,755	105,755
Net income (loss)	-	-	-	-	-	-	(1,550,621)	(1,550,621)
Ending balance at 12/31/23	-	-	-	-	6,602,973	-	(8,309,091)	(1,706,118)
Conversion of Convertible Notes	-	-	-	-	3,528,894	-	-	3,528,894
Member Contribution/ Distribution	-	-	-	-	47,956			47,956
Net income (loss)	-	-	-	-	-	-	(730,569)	(730,569)
Net Member's Capital & Retained Earnings before conversion	-	-	-	-	10,179,823	-	(9,039,660)	1,140,163
Conversion of LLC to Corporation	-	-	-	-	(10,179,823)	10,179,823	-	-
Net Member's Capital & Retained Earnings after conversion 09/04/2024	-	-	-	-	-	10,179,823	(9,039,660)	1,140,163
Issuance of Stock	1,744,942	1,745	344,159	344	-	300,170	-	302,259
Prior period adjustment	-	-	-	-	-	-	(4,534)	(4,534)
Net income (loss)	-	-	-	-	-	-	(1,077,084)	(1,077,084)
Ending balance at 12/31/24	1,744,942	1,745	344,159	344	-	10,479,993	(10,121,277)	360,805

See Accompanying Notes to these Financial Statements

REGENMED, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,807,652)	(1,550,621)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustments		(4,534)	105,755
Amortization expense		272,831	360,719
Other Current Assets		5,980	(19,864)
Accounts Payable		98,549	(6,868)
Other current liabilities		(16,204)	(2,958)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		356,623	436,783
Net Cash provided by (used in) Operating Activities		(1,451,029)	(1,113,838)
INVESTING ACTIVITIES		-	-
Intangible Asset	$	(191,551)	(248,921)
Net Cash provided by (used in) Investing Activities		(191,551)	(248,921)
FINANCING ACTIVITIES			
Accrued Interest - Related Party Convertible Notes Payable	$	(606,860)	515,314
Related Party Convertible Notes Payable		(1,615,000)	815,000
Notes Payable		(25,000)	-
Common Stock - Class B		344	-
Common Stock - Class A		1,745	-
Additional paid-in capital		10,479,993	-
Member's Capital		(6,602,973)	(5,942)
Net Cash provided by (used in) Financing Activities		1,632,249	1,324,372
Cash at the beginning of period		60,817	99,203
Net Cash increase (decrease) for period		(10,331)	(38,387)
Cash at end of period		50,485	60,817

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Regenerative Medicine, LLC was organized in September of 2014 in the State of Delaware as a limited liability company and maintains its headquarters in Greenwich, Connecticut. On September 4, 2024 the Company underwent a statutory merger and converted to RegenMed, Inc. (the "Company"), a Delaware, Corporation. The financial statement also includes the Company's wholly owned subsidiary RegenMed Europe, which was formed June 30, 2015, operating in Spain.

The company was originally formed to support the clinical translation of evidence-based regenerative medicine, a $48 billion market forecast to grow to $195 billion by 2032.

In 2017, recognizing the poor quality if not absence of evidence supporting the promising field of regenerative medicine, the Company began developing the technical platforms and processes necessary to support providers and industry in generating such evidence, with a particular focus on "real-world evidence". The U.S. FDA, policymakers, and the private sector have recognized the importance of real-world evidence in supporting regulatory decision-making, value-based care, and health equity.

Since then, the Company has launched the patented inCytes™ and Benchmarc™ platforms, and related services supporting healthcare clients in North America, Europe, Latin America and Southeast Asia in generating clinical, scientific and financial value through regulatorily-compliant real-world evidence. The Company's revenue model is clinical research software-as-a-service provided to for-profit and not-for-profit healthcare businesses.

The Company's clients include small and large provider groups, as well as healthcare product manufacturers and distributors. The Company is product-agnostic, and its real-world evidence programs are used in the context of a variety of medical specialties and indications.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Regen Med Europe which was formed on June 30, 2015, operating out of Spain. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among these risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

In 2024 and 2023, the Company reported $750 and $6,366, respectively, in earnings from foreign subsidiaries. Net assets of foreign operations were $7,550 and $12,806 as of December 31, 2024, and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, while income statement amounts have been translated using the average exchange rate for the year. Foreign currency transaction losses (gains) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $6,317 in 2024 and ($2,735) in 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $41,093 and $60,817 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2024 and 2023 is at $9,392 and $0, respectively which are all held by Start Engine as escrow amounts held back Company's crowdfund offering for the year ended December 31, 2024

Capitalized Internal-Use Software Costs

The Company adheres to Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, regarding the accounting treatment of computer software developed for internal use and web-based product development costs. ASC 350 mandates the capitalization of qualifying computer software costs incurred during the application development stage, with subsequent amortization over the asset's estimated useful life on a straight-line basis.

Preliminary project activities and post-implementation costs are expensed as they are incurred.

In accordance with these guidelines, the Company has capitalized its development and R&D costs associated with its cloud-based platforms/software. These costs are amortized on a straight-line basis over their estimated useful lives of 5 years as determined by the Company.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing access to its inCytes™ and Benchmark platforms through subscription models, case usage fees, Circle study protocols, and support services. Payments are generally collected at the time of service or initiation of services. The primary performance obligation of the Company is to provide access to the inCytes™ and Benchmark platforms and deliver requested support services.

Revenue is recognized at the time the service is provided or access is granted, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of services) for its right to recover products/services from customers on settling the refund liability.

Subscription fees are typically collected monthly in advance, and revenue is recognized monthly as the service is provided. Case usage fees are billed monthly in arrears, with revenue recognized based on usage. Circle study protocols involve an initial payment and a subsequent payment based on the client type, with revenue recognized upon delivery of the protocol. Support services, both clinical/scientific and technical, are prepaid, and revenue is recognized as services are delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, information technology, travel and miscellaneous general administration expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Connecticut.

In 2023 The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

The Company has not filed its tax returns for 2024 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As noted in Note 5, the Company entered into a convertible note agreement totaling $2,082,100 to its controlling member, the Tierney Family 2007 Spray Trust (the "Trust").

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes:

The Company entered into new convertible note agreements with its major and controlling member, the Tierney Family 2007 Spray Trust (the "Trust"), for a total of $2,082,100. These notes carry an interest rate of 12% and are to be repaid upon demand by the holder on or before maturity in June 2028. The notes may be converted into units of interest or shares of stock in the Company once it converts into a corporation, at a 30% discount during a change of control or a qualified financing event. The notes converted to equity in 2024.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of Class A voting shares and 15,000,000 Class B Non-voting shares with a par value of $0.001 per share. 1,744,942 Class A shares and 344,159 were issued and outstanding as of 2024.

The Company has authorized 10,000,000 of preferred shares with a par value of $0.001 per share. No shares were issued and outstanding in 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 11, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C
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(Attached)



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SEC Filings Offering Circular Investor Education

Security Price: $12 / **Minimum Investment:** $972 *(+ A 3.5% investor processing fee).*

Why Invest

A MESSAGE FROM OUR CEO

Why we founded RegenMed.

What we have learned about the market, and ourselves.

How we think about shareholder value.

Not only a powerful business model, but a compelling mission.



RegenMed Message From The CEO and Co Founder

WHY INVEST IN A "ZERO TO ONE" COMPANY

"Nothing Is More Powerful Than An Idea Whose Time Has Come." – Victor Hugo



Why Invest In A Zero To One Company

[1] / [2]

A Zero To One company recognizes early on the implications of powerful macro trends.

It is founded on theses which transform major markets, and create new ones.

It possesses the leadership necessary to capture the benefits of its market disruption and creation.

It richly rewards early stage investors.

WHY REGENMED IS A ZERO TO ONE COMPANY

"A plan without action is a daydream; action without a plan is a nightmare." – Japanese proverb

Healthcare is broken because healthcare data is broken.

It is not corporations, but physicians and patients which are the most powerful sources of healthcare data.

Modern technology and processes focused on physicians and patients will enable a far more efficient, equitable and lower cost approach to healthcare data.

RegenMed has the leadership and market traction to translate these transformational theses into shareholder value.



Why RegenMed Is A Zero To One Company

[3] / [4] / [5] / [6] / [7] / [8]

Where We Are

"Nothing succeeds like success."



RegenMed Business Model + Market Traction

Patented cloud-based platform capturing, aggregating and correlating primary clinical and outcomes data from everyday clinical interventions.

Generation of unbiased coherent datasets which are clinically and statistically significant, proprietary, and regulatorily-compliant.

Multiple value propositions for payers, product manufacturers, providers, research centers and other healthcare constituencies.

Fast growing recurring revenues from an international, diverse client base.

Strong inherent network effects.

Where We Are Going

"The best way to predict the future is to create it." – Peter Drucker

Recursive AI-learning model supporting natural language databases for an increasing number of pathologies and treatment protocols.

Blockchain and tokenization to support enhanced security of, and incentives to provide, protected health information.

Licensing of proprietary databases and patented healthcare data platform to payers, researchers, providers.

Continued geographic expansion.

Explore liquidity events, including regional joint ventures, direct listing, health record token monetization.



RegenMed One and Three Year Strategic Plans

CLIENT TESTIMONIALS

> We partnered with RegenMed over a year ago to collect real-world data by using RegenMed's Circles Program in order to collect data that can be used to provide evidence, more than trends only.
>
> Our goal is ultimately to have clear cut evidence what optimal preparation methods and protocols are to facilitate physicians in optimizing their treatment strategies, using a variety of highly efficient and reproducible protocols.
>
> The platform has accommodated our highly specific research objectives, customer engagement and feedback has been

overwhelmingly positive, and we have already generated valuable, statistically significant data for up to 1 year, clearly leading us to further refinement of our protocols.

Peter Everts, PhD, FRSM



The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated

SELECT RECENT ACTIVITIES



HOW REAL-WORLD EVIDENCE CAN DRIVE THE FUTURE OF LONGEVITY MEDICINE

| Article | May 26, 2025 |

Discover how breakthrough real-world evidence and clinician-led data networks are transforming longevity medicine — shifting focus from treating disease to extending healthy years.

SEE MORE →



ADVANCING CLINICAL AND SCIENTIFIC VALUE IN RARE DISEASE RESEARCH: OSTEOGENESIS IMPERFECTA

| Article | May 13, 2025 |

Osteogenesis imperfecta (OI) poses ongoing challenges in fracture management and treatment options, yet many providers lack access to comprehensive outcome data to guide treatment decisions or assess long-term effectiveness. RegenMed Circles changes that...

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GENERATING CLINICAL, SCIENTIFIC, A FINANCIAL VALUE IN THE FIELD OF SP MUSCULAR ATROPHY (SMA)

| Article | May 8 |

Discover how RegenMed Circles is transforming SMA treatment by enabling clinicians to share real-world outcomes, re therapies, and improve patient results — v fostering collaboration and innovation. Rea to lead the future of SMA care? Read more see how you can make an impact.

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BONUS SHARES

RegenMed is offering the following Bonus Shares in connection with this Reg CF Offering. One must submit a single investment in the same offering that meets the minimum Bonus Share requirement. Bonus shares will not be granted if an investor submits multiple investments which, when combined, meet the Bonus Share requirement. All Bonus Shares are issued when the offering is completed. See the Company's Form C for further details on Bonus Shares.

VOLUME-BASED BONUS SHARES

Tier 1:	Invest $5,000+ and receive 10% Bonus Shares
Tier 2:	Invest $10,000+ and receive 15% Bonus Shares
Tier 3:	Invest $25,000+ and receive 20% Bonus Shares

TIME-BASED BONUS SHARES

| Tier 4: | Invest during the first 45 days post-launch, and receive 5% Bonus Shares. |
| Tier 5: | Invest from the 46th day through the 90th day, and receive 3% Bonus Shares. |

FAQ's

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   —

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?   —

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   —

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   —

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?   —

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?   —

The Common Stock (the "Shares") of Westbound and Down (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   —

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitation on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities;
- An accredited investor;
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

What happens if a company does not reach their funding target?   —

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?   —

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   —

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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FOOTNOTES:

1. "Airbnb IPO: Investment Opportunities & Pre-IPO Valuations - Forge", Forge Global, Inc. ("Forge"), Updated on: Feb 13, 2025
2. "Palantir targeting 3 class voting structure according to leaked S-1, giving founders 49.999999% control in perpetuity", TechCrunch Media LLC, Julie Bort, June 12, 2025.
3. "How Does the U.S. Healthcare System Compare to Other Countries?", Peter G. Peterson Foundation, Updated on: August 16, 2024
4. "The Quality of Healthcare in The US Has Hit a 24-Year Low, According to Gallup", North American Community Hub Statistics, Robert McAllister, Updated on: February 4, 2025
5. "Erosion of Trust in Health Care: A Public Health Crisis", MJH Life Sciences® and AJMC®, Maggie L. Shaw, August 5, 2024
6. "America's Growing Lack of Trust in Medicine", MedPage Today, LLC, Emily Hutto, Updated on: August 11, 2023
7. "39 U.S. Healthcare Industry Statistics, Facts & Size", Cross River Therapy, Steven Zauderer, February 24th, 2025



RegenMed

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business



in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Copyright © 2025. RegenMed, Inc. All rights reserved.

EXHIBIT D
Subscription Agreement between the Investor and Company
(Attached)

RegenMed, Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
REGENMED, INC.
125 Field Point Rd., B5
Greenwich CT 06830

Ladies and Gentlemen:

The undersigned understands that RegenMed, Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 381,764 shares of its Class B Non-Voting Shares (each a "**Share**" and, collectively, the "**Shares**") at a price of $12.00 per Share (the "**Purchase Price**"), exclusive of a three and one-half percent (3.5%) investor processing fee charged to Investors. The minimum amount or target amount to be raised in the Offering is $15,003.36 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,741,508.88 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through Dealmaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry

Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at https://invest.rgnmed.com/ (the "**Deal Page**").

1.   <u>Subscription</u>.

      (a)   Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Certificate of Incorporation of the Company (the "**Certificate of Incorporation**").

      (b)   The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

      (c)   The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company; and

      (d)   The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2.   <u>Closing</u>.

      (a)   <u>Closing</u>. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

      (b)   <u>Closing Conditions</u>. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in <u>Section 6</u> hereof and of the undersigned contained in <u>Section 4</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Investor Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(c)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(d)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(e)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(f)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(g)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(h)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(j)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(o)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(q)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(r)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(s)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(t)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult

with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9. Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand- Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

16.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.   Electronic Execution and Delivery. A digital reproduction, portable document format ("".pdf"") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

10

IN WITNESS WHEREOF, the parties have executed this Agreement as of_____.

COMPANY:

REGENMED, INC.

By:_____
Name: Michael P. Tierney

Title: Chief Executive Officer
Address: 125 Field Point Rd., B5
Greenwich CT 06830

 SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____

11

EXHIBIT E
Certificate of Incorporation
(Attached)


Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "REGENMED,

INC." FILED IN THIS OFFICE ON THE FOURTH DAY OF SEPTEMBER,

A.D. 2024, AT 12:35 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5598807 8100V
SR# 20243593307

Authentication: 204311853
Date: 09-04-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE CERTIFICATE OF INCORPORATION

A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is RegenMed, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 16192 Coastal Highway in the City of Lewes, County of Sussex, 19958. The name of the Registered Agent at such address upon whom process against this corporation may be served is Harvard Business Services.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 15,000,000 Class A Voting shares with a par value of $0.001 per share, 15,000,000 Class B Non-Voting shares with a par value of $0.001 per share, and 10,000,000 Preferred shares with a par value of $0.001 per share. The directors of the corporation shall have the authority to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, which are permitted by Delaware law in respect of any of the foregoing classes of stock.

5. The name and mailing address of the incorporator are as follows:

   Michael P Tierney
   125 Field Point Rd., B5. Greenwich CT 06830

By: _____ as Incorporator

   Michael P. Tierney

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 09/04/2024
FILED 12:35 PM 09/04/2024
SR 20243593307 - File Number 5598807

EXHIBIT F
By-Laws
(Attached)


REGENMED, INC.

(the "Corporation")

BYLAWS



September 7, 2024



Article I. Offices


The registered office of the Corporation required by the Delaware General Corporation Law shall be **16192 Coastal Highway, Lewes, Delaware 19958**, and the address of the registered office may be changed from time to time by the Board of Directors. The principal place of business of the Corporation shall be at 125 Field Point Rd., B5, Greenwich CT 06830 unless otherwise determined by the Board of Directors. The Corporation may have such other offices, either within or without Connecticut as the Board of Directors may designate or as the business of the Corporation may require from time to time.


Article II. Board of Directors


Section 1. General Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, its Board of Directors.

Section 2. Number, Tenure and Qualifications. Subject to the rights of the holders of any class or series of Preferred Stock, the number of directors of the Corporation shall be between three and seven or such other number as is fixed from time to time by the shareholders holding a majority of Class A Common Stock. Except as provided in Section 3 of this Article II, each director shall be elected by the vote of the majority of the shares cast with respect to the director at any meeting of stockholders for the election of directors at which a quorum is present.

For purposes of this Section, a vote of the majority of the shares cast means that the number of shares voted "for" a director must exceed the number of votes cast which are not "for" that director. If a director is a nominee in a non-Contested Election and is not elected, the director shall offer to tender his or her resignation to the Board of Directors. The Nominating Committee of the Board of Directors, or such other committee designated by the Board of Directors pursuant to Section 5 of this Article II for the purpose of recommending director nominees to the Board of Directors, will make a recommendation to the Board of Directors as to whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the committee's recommendation. The director who tenders his or her resignation will not participate in the Board's decision with respect to that resignation.

Each director shall hold office until his or her successor shall have been elected and qualified, or until his or her earlier death or resignation. Any director may resign at any time by delivering his or her written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or as determined by the Board of Directors.

Section 3. Vacancies. Subject to the rights of the holders of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances, any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the affirmative vote of shareholders holding a majority of Class A Common Stock for the remainder of the unexpired term and until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal, with or without cause; provided that in lieu of filling a vacancy, the shareholders holding a majority of Class A Common Stock may reduce the number of directors pursuant to Section 2 of this Article II.

Section 4. Compensation. Directors who also are employees of the Corporation, or holders directly or indirectly of more than 5% of the fully diluted common stock of the Corporation, shall not receive any additional compensation for services provided as a member of the Board of Directors. The directors not subject to the foregoing sentence shall be entitled to receive, pursuant to resolution of the shareholders holding a majority of Class A Common Stock, fixed fees or other compensation for their services as directors, including committee fees. In addition, reimbursement of travel and other expenses incurred for attendance at each regular or special meeting of the Board of Directors or at any meeting of a committee of the Board of Directors or in connection with their other services to the Corporation may be permitted. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 5. Committees of Directors. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees. Each committee shall consist of one or more of the directors of the Corporation, as selected by the Board of Directors, and the Board of Directors shall also designate a chairman of each committee. The members of each committee shall designate a person to act as secretary of the committee to keep the minutes of, and serve the notices for, all meetings of the committee and perform such other duties as the committee may direct. Such person may, but need not be, a member of the committee.

The Board of Directors may designate one or more directors of the Corporation as alternate members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Any such committee may be abolished or re-designated from time to time by the Board of Directors.   Each member (and each alternate member) of any such committee (whether designated at an annual meeting of the Board of Directors, or to fill a vacancy, or otherwise) shall serve as a member of such committee until his or her successor shall have been designated or until he or she shall cease to be a director, or until his or her resignation or removal, with or without cause, from such committee. Each committee, except as otherwise provided in this section, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors, however, no committee shall have the power of authority: (1) to approve or adopt, or recommend to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to the stockholders for approval; or (2) to adopt, amend or repeal the Bylaws of the Corporation.

Each committee of the Board of Directors may establish its own rules of procedure. Except as otherwise specified in a resolution designating a committee, one-third of the members of a committee shall be necessary to constitute a quorum of that committee for the transaction of business and the act of a majority of committee members present at a meeting at which a quorum is present shall be the act of the committee.

Section 6. Validity of Contracts. No contract or other transaction entered into by the Corporation shall be affected by the fact that a director or officer of the Corporation is in any way interested in or connected with any party to such contract or transaction, or himself is a party to such contract or transaction, even though in the case of a director the vote of the director having such interest or connection shall have been necessary to obligate the Corporation upon such contract or transaction; provided, however, that in any such case (i) the material facts of such interest are known or disclosed to the directors or stockholders and the contract or transaction is authorized or approved in good faith by the stockholders or by the Board of Directors or a committee thereof through the affirmative vote of a majority of the disinterested directors (even though not a quorum), or (ii) the contract or transaction is fair to the Corporation as of the time it is authorized, approved or ratified by the stockholders, or by the Board of Directors, or by a committee thereof.

Article III. Stockholders' Meetings

Section 1. Place of Meetings. The Chief Executive Officer, Board of Directors or Chairman of the Board of Directors (the "Chairman of the Board") may designate any place as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. Board meetings may be held telephonically or by video conference.

Section 2. Annual Meetings. The annual meeting of the stockholders shall be held on such date and at such venue, including telephonically or by video conference, as shall be specified by Chief Executive Officer, Board of Directors or Chairman of the Board of Directors.

Section 3. Special Meetings.

a. Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute, by the Chief Executive Officer, Chairman of the Board or by the Board of Directors at any time.

b. Special meetings of the stockholders shall be called by the Board of Directors upon written request (a "Request") to the Secretary of the Corporation by one or more stockholders of the Corporation holding shares representing in the aggregate not less than thirty three percent (33%) of the total number of votes entitled to be cast on the matter or matters to be brought before the proposed special meeting. To be valid, a stockholder Request for a special meeting shall: (i) be directed to the Secretary in writing and shall be signed by each stockholder requesting the special meeting, or a duly authorized agent of such stockholder; and (ii) be accompanied by a written notice setting forth the specific purpose(s) of the special meeting and information required by Section 13 of this Article, including the information as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting.

c. A special meeting requested by stockholders shall be held at such date, time and place as may be designated by the Chief Executive Officer, Board of Directors or Chairman of the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after receipt by the Secretary of a Request satisfying the requirements of this Section 3. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:

  i. a valid Request is not delivered in the manner and form prescribed pursuant to this Section 3;

  ii. the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law;

  iii. the Chief Executive Officer, Chairman of the Board or the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days of the time the Secretary receives the Request for the special meeting and the Board of Directors determines in good faith that the business of such annual or special meeting includes (among any other matters properly brought before the annual or special meeting) the business specified in the stockholder Request;

iv. an identical or substantially similar item was presented at any meeting of stockholders held within one hundred and twenty (120) days prior to the stockholder Request for a special meeting; or

v. documentary evidence of the record and beneficial ownership of such shares of stock as of the record date is not established as required by this Section and Section 13 of this Article.

d. A stockholder may revoke a Request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are unrevoked Requests from stockholders holding in the aggregate less than the requisite number of shares of stock entitling the stockholders to request a special meeting be called, the Chairman of the Board or the Board of Directors, in their discretion, may cancel the special meeting. If none of the stockholders who submitted the Request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting.

e. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the Corporation's notice for such meeting and only such business will be considered as shall have been stated in the Corporation's notice for such meeting; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders (in addition to those specified in a stockholder Request). The Board of Directors may elect the distribution method of the Corporation's notice and proxy materials as electronic or as otherwise permitted.

Section 4. Voting; Quorum. Subject to Section 11 of this Article III, each outstanding share of Class A Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of any class or classes are enlarged, limited or denied by the Certificate of Incorporation or in the manner therein provided. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by Delaware law, the Certificate of Incorporation, or these Bylaws. No matter shall be considered at a meeting of stockholders except upon a motion duly made and seconded. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

Section 5. Adjournment of Meetings. If less than a majority of the outstanding shares are represented at a meeting of the stockholders, a majority of the shares so represented may adjourn the meeting from time to time without further notice. The Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) may adjourn a meeting of the stockholders from time to time without further notice, whether or not a quorum is present at the meeting. No notice of the time and place of adjourned meetings need be given except as required by law. In no event shall a public notice of an adjournment of any meeting of the stockholders commence a new time period for the giving of stockholder notice of nominations or proposals for other business as described in Section 13 of Article III. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

Section 6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing or submitted by electronic transmission by the stockholder or by the stockholder's duly authorized attorney-in-fact. No proxy shall be valid after three years from the date of its execution, unless otherwise expressly provided in the proxy.

Section 7. Notice of Meetings. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days (twenty days if the stockholders are to approve a merger or consolidation or a sale, lease or exchange of all or substantially all the Corporation's assets) nor more than sixty days before the date of the meeting, by or at the direction of the Chief Executive Officer, Board of Directors, Chairman of the Board, or the Secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. The notice provisions of Article IX, Section 1 of these Bylaws shall apply to notices given under this Section 7.

Section 8. Postponement of Meetings. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors (a) upon public notice given prior to the time previously scheduled for such meeting of the stockholders or (b) announcement at the meeting which is to be postponed. In no event shall public notice of a postponement of any previously scheduled meeting of the stockholders commence a new time period for the giving of stockholder notice of nominations or proposals for other business as described in Section 13 of Article III.

Section 9. Cancellation of Meetings. Any special meeting of the stockholders called by the Chief Executive Officer, Chairman of the Board or by the Board of Directors may be canceled by resolution of the Board of Directors upon (1) public notice given prior to the time previously scheduled for such meeting of the stockholders or (2) announcement at the meeting which is to be postponed. Any special meeting of stockholders requested by stockholders may be cancelled as permitted under Section 3 of this Article.

Section 10. Voting Lists. The officer or agent having charge of the stock ledger of the Corporation shall make, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the postal address of and the number of shares held by each; which list, for a period of ten days prior to such meeting, shall be kept at the principal place of business of the Corporation. The list shall be subject to inspection by any stockholder for any purpose germane to the meeting, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock ledger shall be prima facie evidence as to who are the stockholders entitled to examine such list or ledger or to vote at any meeting of stockholders.

Section 11. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may fix in advance a date as the record date for any such determination of stockholders. Such date in any case to be not more than sixty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the close of business on the date next preceding the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 12. Voting of Shares by Certain Holders. Neither treasury shares nor shares of the Corporation held by another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall be entitled to vote or to be counted for quorum purposes. Nothing in this paragraph shall be construed as limiting the right of the Corporation to vote its own stock held by it in a fiduciary capacity.

Shares standing in the name of another corporation, domestic or foreign, may be voted in the name of such corporation by any officer thereof or pursuant to any proxy executed in the name of such corporation by any officer of such corporation unless there has been express written notice filed with the Secretary that such officer has no authority to vote such shares. Shares held by an administrator, executor, guardian, conservator, trustee in bankruptcy, receiver or assignee for creditors may be voted by him or her, either in person or by proxy, without a transfer of such shares into such person's name. Shares standing in the name of a fiduciary may be voted by such person, either in person or by proxy.

A stockholder whose shares are pledged shall be entitled to vote such shares unless in the transfer by the pledgor on the books of the Corporation the pledgor has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or the pledgee's proxy, may represent such stock and vote thereon.

Section 13. Advance Notice of Stockholder Nominations and Proposals for other Business.

a. **Notice.** Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting or, only if and to the extent such matters are included in the Corporation's notice for such a meeting, at a special meeting of the stockholders only (i) pursuant to the Corporation's notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record on the record date set with respect to such meeting (as provided for in Section 11 of Article III), who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 13. For nominations or proposals for other business to be properly brought before an annual or special meeting by a stockholder pursuant to clause (iii) above, the stockholder must give timely notice thereof in writing to the Secretary of the Corporation and such business must be a proper matter for stockholder action under the Delaware General Corporation Law and a proper matter for consideration at such meeting under the Certificate of Incorporation and these Bylaws, including, without limitation, Section 3 of this Article.

b. For notice under this Section to be timely, it must be delivered to the Secretary at the principal place of business of the Corporation not earlier than the 120th day prior to the date of such meeting and (A) in the case of an annual meeting of stockholders, at least 45 days before the anniversary date on which the Corporation filed its definitive proxy materials (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission for the prior year's annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed (other than as a result of adjournment) by more than thirty (30) days from the anniversary of the previous year's annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of (1) the sixtieth (60th) day prior to such annual meeting or (2) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made, and (B) in the case of a special meeting, not later than the close of business on the later of (i) the sixtieth (60th) day prior to the date of such meeting or (ii) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

a. **Nominations.** If such stockholder notice under this Section 13 relates to a proposal by such stockholder to nominate one or more persons for election or re-election as a director, it shall set forth (in addition to the requirements in paragraph (d) below) all information relating to each such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected). Persons nominated by stockholders to serve as directors of the Corporation who have not been nominated in accordance with this Section 13 shall not be eligible to serve as directors.

b. **Other Business.** If such stockholder notice under this Section 13 relates to any other business that the stockholder proposes to bring before the meeting, it shall set forth (in addition to the requirements in paragraph (d) below) a brief description of such business, the reasons for conducting such business at the meeting and any personal or other direct or indirect material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

c. **Other Requirements.** Each such notice under this Section 13 shall also set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

   i. the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner;

   ii. documentary evidence of the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by each such stockholder and each such beneficial owner;

   iii. a representation by the stockholder and beneficial owner that within five (5) business days after the record date for such meeting it will provide ownership information as of the record date for such meeting;

iv. a description of any agreement, arrangement or understanding (whether or not in writing) related to the below between or among such stockholder or beneficial owner and any other person at the time of notice under this Section 13 and a representation that the stockholder will notify the Corporation of the same in writing within five (5) business days after the record date for such meeting:

A. with respect to the nomination or other business, including without limitation any agreements that would be required to be described or reported pursuant to Item 5 of Item 6 of Schedule 13D (regardless of whether the requirements to file a Schedule 13D is applicable to the stockholder or beneficial owner);

B. any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares (regardless of whether settled in shares or cash) or other similar arrangement that has been entered into, the effect of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the Corporation's stock, or increase or decrease the voting power of the stockholder or beneficial owner with respect to stock of the Corporation; and

C. related to acquiring, holding, voting or disposing of any shares of stock of the Corporation, including the number of shares that are the subject of such agreement, arrangement or understanding;

v. a representation as to whether the stockholder or beneficial owner will engage in a solicitation with respect to such nomination or proposal and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person or group intends to deliver a proxy statement and/or form of proxy to stockholders; and

vi. as to the stockholder giving the notice and the beneficial owners, if any, on whose behalf the nomination or proposal is made, such stockholder's and beneficial owners' written consent to the public disclosure of information provided pursuant to this Section.

e. The requirements of this Section 13 shall not apply to a stockholder if the stockholder has notified the Corporation of his or her intention to present a stockholder proposal at an annual or special meeting pursuant to and in compliance with Rule 14a-8 under the Exchange Act and wished to have such proposal in the Corporation's proxy materials. With respect to any such matter proposed to be presented pursuant to and in compliance with Rule 14a-8, (i) the notice required by this Section 13 shall be considered timely if delivered within the time period specified in Rule 14a-8(e), and (ii) the person proposing to have such matter presented at the meeting shall provide the information required by paragraphs (c) and (d) of this Section, provided that the information required by paragraph (d)(i) and (ii) of this Section 13 may be satisfied by providing the information required pursuant to Rule 14a-8(b).

f. Only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with this Section 13; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to stockholders at any special meeting requested by stockholders. The Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) of the meeting shall determine whether a nomination or any business proposed to be transacted by the stockholders has been properly brought before the meeting (including without limitation if a stockholder does not meet the provisions of Section 3 of this Article in the case of a stockholder requested special meeting) and, if any proposed nomination or business has not been properly brought before the meeting, the Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) shall declare that such proposed business or nomination shall not be presented for stockholder action at the meeting, notwithstanding that proxies in respect of such matters may have been received. For purposes of this Section 13, "public announcement" shall mean disclosure in a press release or other means reasonably designed to provide broad distribution of the information to the public, or in a document publicly filed by the Corporation with the Securities Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. Notwithstanding any provision in this Section 13 to the contrary, requests for inclusion of proposals in the Corporation's proxy statement made pursuant to Rule 14a-8 under the Exchange Act shall be deemed to have been delivered in a timely manner if delivered in accordance with such Rule.

Notwithstanding compliance with the requirements of this Section 13, the Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) presiding at any meeting of the stockholders may, in his or her sole discretion, refuse to allow a stockholder or stockholder representative to present any proposal which the Corporation would not be required to include in a proxy statement under any rule promulgated by the Securities and Exchange Commission.

Nothing in this Section 13 shall be deemed to affect any rights of the holders of any series of Preferred Stock, if any, to elect directors, established by resolution of the Board of Directors as provided in the Certificate of Incorporation.

Section 14. Procedures. The Chairman of the Board or other person presiding as provided in these Bylaws or by the Board of Directors (the "Presiding Stockholder

Meeting Chair"), shall call meetings of the stockholders to order. The Secretary, or in the event of his or her absence or disability, the Assistant Secretary, if any, or if there be no Assistant Secretary, in the absence of the Secretary, an appointee of the Presiding Stockholder Meeting Chair, shall act as Secretary of the meeting.

The order of business and all other matters of procedure at every meeting of stockholders may be determined by such Presiding Stockholder Meeting Chair. Except to the extent inconsistent with applicable law, these Bylaws or any rules and regulations adopted by the Board of Directors, the Presiding Stockholder Meeting Chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts, including causing an adjournment of such meeting, as, in the judgment of such Presiding Stockholder Meeting Chair, are appropriate. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Presiding Stockholder Meeting Chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the Presiding Stockholder Meeting Chair shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; and (f) establishing times for opening and closing of the voting polls for each item upon which a vote is to be taken. Unless, and to the extent determined by the Board of Directors or the Presiding Stockholder Meeting Chair of the meeting, meetings of the stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

Article IV. Board of Directors' Meetings

Section 1. Annual Meetings. An annual meeting of the Board of Directors for the purpose of electing officers and for the transaction of such other business as may come before the meeting shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders.

Section 2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chief Executive Officer, Chairman of the Board or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, including telephonically or by video conference, as the place for holding any special meeting.

Section 3. Meetings in Executive Session. During any annual meeting or special meeting of the Board of Directors, the Board of Directors may have an executive session with only the nonemployee directors or only the independent directors present and such other invitees as the directors participating in the executive session shall so determine. No separate notice of the executive session is required. The presiding director, as determined by the Board of Directors' established procedures, shall preside at such executive session unless the directors participating in the executive session shall select another director to preside.

Section 4. Notice. Notice of the annual meeting of the Board of Directors need not be given. Except as set forth in the next sentence, special meetings of the Board of Directors may be called: (i) on 24 hours' notice if notice is given to each director personally or by telephone, including a voice messaging system, or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail or other electronic means, or (ii) on two days' notice if notice is sent by overnight courier or (iii) on five days notice if notice is mailed, to each director, addressed to him or her at his or her usual place of business or residence. If, however, the meeting is called by or at the request of the Chief Executive Officer, Chairman of the Board and if the Chairman of the Board decides that unusual and urgent business is to be transacted at the meeting (which decision shall be conclusively demonstrated by the Chairman of the Board giving notice of the meeting less than 24 hours prior to the meeting), then at least 2 hours prior notice shall be given. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects at the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Quorum. One-third of the number of directors fixed by, or pursuant to, Section 2 of Article II shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such one-third is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting or unless the director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 8. Action by Directors Without a Meeting. Any action required to be taken at a meeting of the Board of Directors, or at a meeting of a committee of directors, or any other action which may be taken at a meeting, may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken shall be signed by all of the directors or members of the committee thereof entitled to vote with respect to the subject matter thereof and filed with the minutes of proceedings of the Board of Directors or committee and such consent shall have the same force and effect as a unanimous vote.

Section 9. Participation in a Meeting by Telephone. Members of the Board of Directors or any committee of directors may participate in a meeting of such Board or committee by means of telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participating in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10. Regulations; Manner of Acting. To the extent consistent with applicable law, the Certificate of Incorporation and these Bylaws, the Board of Directors may adopt such rules and regulations for the conduct of meetings of the Board of Directors and for the management of the property, affairs and business of the Corporation as the Board of Directors may deem appropriate.

Article V. Officers and Chairman of the Board

Section 1. Elected Officers. The elected officers of the Corporation shall include a Chief Executive Officer, a Chief Operating Officer, a Chief Financial Officer, a Data Protection Officer and a Secretary of the Corporation and such other officers as the Board of Directors may designate by resolution to be elected directly by the Board of Directors or in any other manner as the Board of Directors may determine. The elected officers of the Corporation shall have such powers and duties as are delegated to them by the Board of Directors and/or as generally pertain to their respective offices, subject to these Bylaws. Any two or more offices may be held by the same person. Each elected officer shall hold office until his or her successor shall have been duly elected or until his or her death or until he or she shall resign or shall have been removed. Any elected officer serves at the pleasure of the Board of Directors and may be removed by the Board of Directors at any time for any reason, provided that the Chief Executive Officer may only be removed by a vote of shareholders holding more than two thirds of the Class A Common Stock.

Except as may be otherwise determined by the Board of Directors, any elected officer of the Corporation other than the Chief Executive Officer, the President (if any), the Chief Financial Officer, the Secretary or the Controller may be removed by the Chief Executive Officer at any time for any reason.

Section 2. The Chairman of the Board of Directors. The Board of Directors shall annually elect one of its own members to be the Chairman of the Board of Directors. The Chairman of the Board (who may also be the Chief Executive Officer of the Corporation) may also be an elected officer of the Corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the stockholders, except as otherwise provided under these Bylaws, and may at any time call any meeting of the Board of Directors. Shareholders holding more than two thirds of the Class A Common Stock may vote to remove or replace the Chairman of the Board as Chairman at any time for any reason.

Section 3. The Chief Executive Officer. The Board of Directors may appoint one or more officers of the Corporation as the Chief Executive Officer (such one or more individuals, the "CEO"). The CEO shall be the senior executive officer of the Corporation and shall in general supervise and control all the business and affairs of the Corporation. The CEO shall direct the policies of the Corporation and shall perform all other duties incident to the office or as may be delegated or assigned by the Board of Directors by resolution from time to time. The CEO may delegate powers to any other officer of the Corporation.

Section 4. The President. The President (who may also be the Chief Operating Officer) shall have such duties as are incident to such office or as may be delegated or assigned by the Board of Directors by resolution from time to time. Prior to any action by the Board of Directors, in the absence or disability of the CEO, the President shall exercise the functions of the CEO and shall have the authority of the CEO. There is no requirement that there be a President.

Section 5. Vice Presidents. Vice Presidents shall have such duties as are incident to such office or as may be delegated or assigned by the Board of Directors by resolution from time to time.

Section 6. The Secretary. The Secretary shall give notice of, and keep the minutes of, all meetings of the Board of Directors and the stockholders. He or she shall in general perform all of the duties which are incident to the office of secretary of a company, subject at all times to the direction and control of the Board of Directors, and shall have such other duties as may be delegated or assigned by the Board of Directors by resolution from time to time. The Secretary may appoint one or more Assistant Secretaries, each of whom shall have the power to affix and attest the corporate seal of the Corporation, and to attest to the execution of documents on behalf of the Corporation and perform such duties as may be assigned by the Secretary.

Section 7. The Chief Financial Officer. The Chief Financial Officer shall be the senior financial officer of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors.

Section 8. The Treasurer. The Treasurer shall have the custody of all of the funds and securities of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors. The Treasurer may appoint one or more Assistant Treasurers to perform such duties as may be assigned by the Treasurer. The Chief Financial Officer may serve as the Treasurer.

Section 9. Statutory Duties. Each respective officer shall discharge any and all duties pertaining to their respective office, which is imposed on such officer by the provisions of any present or future statute of the State of Delaware.

Section 10. Delegation of Duties. In case of the absence of any officer of the Corporation, the Chairman of the Board or the Board of Directors may delegate, for the time being, the duties of such officer to any other officer or to any director.

Article VI. Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. There is no requirement for shares to be represented by physical certificates, and all shares may be recorded in book (electronic) form. In the event of physical certificates, they shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the CEO or President, and by the Treasurer or the Secretary. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock ledger of the Corporation.

Section 2. Transfer of Certificate. Transfer of shares of the Corporation shall be made only upon the records of the Transfer Agent appointed for this purpose, by the owner in person or by the legal representative of such owner and, upon such transfer being made, the old certificates shall be surrendered to the Transfer Agent who shall cancel the same and thereupon issue a new certificate or certificates therefor. Whenever a transfer is made for collateral security, and not absolutely, the fact shall be so expressed in the recording of the transfer.

Section 3. Transfer Agent and Registrar. The Board of Directors may appoint a transfer agent and registrar of transfers and thereafter may require all stock certificates to bear the signature of such transfer agent and such registrar of transfers. The signature of either the transfer agent or the registrar may be a facsimile.

Section 4. Registered Holder. The Corporation shall be entitled to treat the registered holder of any shares as the absolute owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim thereto, or interest therein, on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Delaware.

Section 5. Rules of Transfer. The Board of Directors also shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of the certificates for the shares of the Corporation.

Section 6. Lost Certificates. Any person claiming a certificate for shares of this Corporation to be lost or destroyed, shall make affidavit of the fact and lodge the same with the Secretary of the Corporation, accompanied by a signed application for a new certificate. Such person shall give to the Corporation, to the extent deemed necessary by the Secretary or Treasurer, a bond of indemnity with one or more sureties satisfactory to the Secretary, and in an amount which, in his or her judgment, shall be sufficient to save the Corporation from loss, and thereupon the proper officer or officers may cause to be issued a new certificate of like tenor with the one alleged to be lost or destroyed. But the Secretary may recommend to the Board of Directors that it refuse the issuance of such new certificate in the event that the applicable provisions of the Uniform Commercial Code are not met.

Article VII. Contracts, Loans, Checks and Deposits

Section 1. Contracts. The Board of Directors may authorize, by these Bylaws or any resolution, any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by shareholders holding more than two thirds of Class A Common Stock. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidence of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents, of the Corporation and in such manner as shall from time to time be determined by these Bylaws or a resolution of the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

Article VIII.   Books and Records

Complete books and records of account together with minutes of the proceedings of the meetings of the stockholders and Board of Directors shall be kept. A record of stockholders, giving the names and addresses of all stockholders, and the number and class of the shares held by each, shall be kept by the Corporation at its registered office or principal place of business or at the office of a Transfer Agent or Registrar.

Article IX. Notices

Section 1. Manner of Notice. Whenever, under the provisions of the Certificate of Incorporation or of the Bylaws of the Corporation or of the statutes of the State of Delaware, notice is required to be given to a stockholder, to a director or to an officer, it shall not be construed to mean personal notice, unless expressly stated so to be. Without limiting the manner by which notice otherwise may be given to stockholders, any notice so required (other than notice by publication) may be given in writing by depositing the same in the United States mail, postage prepaid, directed to the stockholder, director or officer, at his, or her, address as the same appears on the records of the Corporation, and the time when the same is mailed shall be deemed the time of the giving of such notice or by electronic transmission consented to or regularly utilized (in a manner consistent with the Delaware General Corporation Law) by the stockholder. Any such notice by electronic transmission shall be deemed to be given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to (in a manner consistent with the Delaware General Corporation Law) receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of specific posting, upon the later of such posting and the giving of the separate notice, and (4) if by any other form of electronic transmission, when directed by the stockholder.

Section 2. Waiver of Notice. Notice of the time, place, and purpose of any meeting of stockholders may be waived (i) in writing signed by the person entitled to notice thereof or (ii) by electronic transmission made by the person entitled to notice, in each case either before or after such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in a written waiver of notice or any waiver by electronic transmission. Notice will be waived by any stockholder by his or her attendance threat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Article X.   Fiscal Year

The fiscal year of the Corporation shall begin on the 1st day of January and terminate on the 31st day of December or as otherwise determined by the Board of Directors.

Article XI.   Emergency Bylaws

The Emergency Bylaws provided in this Article XI shall be operative upon (a) the declaration of a civil defense emergency by the President of the United States or by concurrent resolution of the Congress of the United States pursuant to Title 50, Appendix, Section 2291 of the United States Code, or any amendment thereof, or (b) upon a proclamation of a civil defense emergency by the Governor of the Commonwealth of Pennsylvania which relates to an attack or imminent attack on the United States or any of its possessions. Such Emergency Bylaws, or any amendments to these Bylaws adopted during such emergency, shall cease to be effective and shall be suspended upon any proclamation by the President of the United States, or the passage by the Congress of a concurrent resolution, or any declaration by the Governor of Pennsylvania that such civil defense emergency no longer exists.

During any such emergency, any meeting of the Board of Directors may be called by any officer of the Corporation or by any director. Notice shall be given by such person or by any officer of the Corporation. The notice shall specify the place of the meeting, which shall be at the principal place of business of the Corporation at the time if feasible, and otherwise, any other place specified in the notice. The notice shall also specify the time of the meeting. Notice may be given only to such of the directors as it may be feasible to reach at the time and by such means as may be feasible at the time, including publication or radio. If given by mail, messenger, telephone, or telegram, the notice shall be addressed to the director at his or her residence or business address, or such other place as the person giving the notice shall deem most suitable. Notice shall be similarly given, to the extent feasible in the judgment of the person giving the notice, to the other directors. Notice shall be given at least two days before the meeting, if feasible in the judgment of the person giving the notice, and otherwise on any shorter time he or she may deem necessary.

Article XII. Amendment of Bylaws By Directors

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors by a majority vote of the directors present at the meeting.

EXHIBIT G

Video Transcript

(Attached)

Hello. I am Michael Tierney, the CEO and co-founder of RegenMed.

Thank you for taking the time to watch this short video.

Since you are watching it, you are probably interested in early stage investment opportunities.

I am too, and have had a good deal of experience with them during my career.

I have played a senior level role in the starting and growth of many companies in the U.S. and abroad. I have attracted capital, effected mergers and acquisitions, and been fortunate with several successful exits.

I have also experienced many failures, and closely studied many more.

I mention all this as prologue to why we founded RegenMed, how we operate it, and where we intend to take it.

For me, one of the most important characteristics of an early-stage company is the size of its addressable market.

Large ones allow a strong return on investment, especially for early investors.

Equally important is a market which is broken, which faces complex challenges. It is difficult to create a truly valuable company without developing solutions which solve big problems.

We formed RegenMed to create the tools which will help solve many of the problems in modern healthcare.

There is no question that healthcare is broken. And it is broken because healthcare data is broken. We are spending more money each year, collecting more data, and yet our major health metrics are declining.

Patients have lost trust in our healthcare system, as have many doctors.

So-called big data solutions have failed.

Healthcare has become a major political and fiscal issue in the United States and other countries. This is the broken market we are addressing.

A truly disruptive company – and therefore a highly valuable one – creates its own markets while it replaces the old.

Think of Henry Ford and the automobile, Elon Musk and Space X, Gordon Moore and semiconductors.

The successful early stage company must also develop a solution which is not just a bit more -- but many times more -- cost-efficient and user-friendly than the current approach.

It must then find customers willing to pay for and use that solution. It must build competitive moats.

Finally, the company must exploit the initial market advantages it has created.

This is how we operate RegenMed.

In short, we founded and we manage RegenMed to be what Peter Thiel – a cofounder of PayPal – calls a "Zero to One" company.

That is, a company which fundamentally disrupts a large addressable market, and creates and captures large parts of new markets along the way.

We have prepared four separate short videos to provide more detail on this high level introduction.

The first is Why Invest In A Zero To One Company. That is followed by Why RegenMed Is a Zero to One company. The third video covers our Business Model and Market Traction, and the final video provides an overview of our One and Three Year Strategic Plans. I hope you will enjoy watching them.

I thank you for your time. We are proud of our mission, our market traction, our clean balance sheet, and our management and employees.

We are very excited about our prospects, and hope you will join us at this early, but pivotal, stage of our growth. It is a great time to do so.

We look forward to seeing you at our upcoming investors webinars.

Meanwhile, don't hesitate to leave any questions or comments on our investors page.

RegenMed

A Healthcare Data "Zero to One" Company

Business Model + Market Traction

At Zero, There Is No Business Model

There are only theories . . .   and observations

There is only trial . . .   and error

Creating New Markets Is Hard

What is the "product"?

Minimally viable . . .   Does it really work?

First paying customers

Growing recurring revenues

Smart Venture Capitalists Look At:



RegenMed Has Crossed The Valley

Founders' Investments To Date: $8 m.

Business Model: SaaS + Services + Licensing

MVP Launched 2022: Circles

Paying Customers: Global, Diverse

Annual Revenue Growth: 70%

Competitive Moats

Issued Patents

Method, System For Processing Large Amounts Of Real-World Evidence

Closed System

Eliminates clinical, statistical weaknesses of "big data" approaches

Low Pricing

Accessible to all healthcare constituencies

Strong Support Services

Driving clinical and financial return for all clients

Being On Right Side of The Valley

RegenMed is now poised to:

- Exploit the strong network effects of Circles

- Expand to other clinical areas, global regions

- Accelerate enterprise sales

- Capture the healthcare data market it is creating . . .

What Is That Market?

High quality healthcare data which is:

Built from the ground up – physicians and patients

Outcomes-based, unbiased, and without opaque algorithms

Tackling questions tied to health and wellness, not profit

Affordable, accessible and clinically relevant to all

Join Us . . .

On a powerful mission . . .

disrupting major markets . . .

with accelerating market traction . . .

led by an experienced, "all-in" team

See Also

"A Message From Our CEO and Co-Founder"

"Why Invest In A Zero To One Company"

"Why RegenMed *Is* A Zero To One Company"

"One and Three Year Strategic Plans"

RegenMed

A Healthcare Data "Zero to One" Company

One and Three Year Strategic Plans

Going From Zero To One

Jan 2022 - May 2025

May 2025 - May 2026

May 2025 - May 2028

Building On A Strong Foundation

Global market traction

Diverse, growing client base

Accelerating recurring revenues

Powerful macro market conditions

Next 12 Months: Products

Licensing Proprietary Circles Datasets

- Validatable. Clinically, statistically significant

- Any pathology, treatment, patient cohort

- Traditional and emerging health/wellness fields

Next 12 Months: Clients

Hospitals, ASCs, Payers, Employer Groups

AI Healthcare Models, Data Aggregators

Research Centers

Value-Based Care Entities

Next 12 Months: Go-To-Market

More Channel Partners

Medical Societies, Advocacy Groups, Distributors

More Account Executives

Country, Regional, Clincal Focus

Ramp Up Marketing

Conferences, Advertising, Own Events

Next 12 Months: Platform/IP

HealthIT.gov, other certifications

Accommodate Enterprise Scale, Interoperability

Physicians-Owned Circles Financial Transactions

Separate Portals: Physicians, Patients, Licensees

Next 12 Months: Financial

$1.0 - $2.5 m. ARR

Maintain 90% gross margins

Achieve at or close to positive cash flow

Grow Circles datasets balance sheet value

Corresponding increase in shareholder value

RegenMed

Next 36 Months: Platform/IP

Recursive AI Learning Model

Continually improving, evidence-based:

standards of care   *medical innovation*

health equity   *clinical/scientific hypotheses*

physician, patient education   *value-based care*

Next 36 Months: Platform/IP

Circles Cases Blockchain, Tokenization

Strongest security for personal health information

Meets patient demand for PHI ownership, control

Equitable value for informed consent

Transparent setting and exchange of value

Next 36 Months: Financial

> $10 m. ARR

Grow Circles Datasets balance sheet value

Circle Case Token Monetization

Cash Flow Positive

Explore liquidity events

Join Us . . .

On a powerful mission . . .

disrupting major markets . . .

with accelerating market traction . . .

led by an experienced, "all-in" team

See Also

"A Message From Our CEO and Co-Founder"

"Why Invest In A Zero To One Company"

"Why RegenMed *Is* A Zero To One Company"

"Business Model and Market Traction"

RegenMed

A Healthcare Data "Zero to One" Company

Why Invest In a Zero To One Company

Zero to One means

envisioning and building . . .

not merely a new company . . .

but *entirely new markets*













A Zero to One company

fundamentally re-imagines

and disrupts

the status quo











But an idea by itself is only a dream





A 0 to 1 company has a plan . . .

. . . and the ability to execute that plan

RegenMed



Dolph Courchaine



Dr. William J. Futrell



Bert R. Mandelbaum, M.D.



Claude T. Moorman, III, M.D.



Laura Prey



Michael Tierney



Kenneth R. Zaslav, M.D.

How To Recognize a 0 to 1 Company

large broken market

compelling solution

strong business model

competitive moats

experienced team

Plus . . .

T I M I N G



When To Invest?

Calibrating risk v. reward

along the Zero to One timeline





RegenMed

with time however . . .

. . . the slope will flatten



RegenMed

You Could Lose It All . . .

Or Miss A Major Opportunity

Do your due diligence:

Power Of The Idea

Addressable Markets

Business Model

Leadership

Join Us

On a powerful mission . . .

disrupting major markets . . .

with accelerating market traction . . .

led by an experienced, "all-in" team

See Also

"A Message From Our CEO and Co-Founder"

"Why RegenMed *Is* A Zero To One Company"

"Business Model and Market Traction"

One and Three Year Strategic Plans

RegenMed

A Healthcare Data "Zero to One" Company

Why RegenMed *Is* a Zero To One Company

Addressing a fundamental problem

which affects all of us:

Healthcare is *broken*

RegenMed


United States per capita
healthcare spending
is nearly
2X
the average
of other wealthy countries
Similarly Wealthy Countries Average $6,850
United States
Switzerland
Germany
Netherlands
Sweden $7,009
Belgium
France $6,924
Canada $6,845
Australia $6,807
Ireland $6,730
U.K. $5,867
Japan $5,424
Italy $4,736


Yet, America's health outcomes are
generally no better than those of our peers,
and in many cases are worse
Worst
Best
Life Expectancy at Birth
United States
USA
Switzerland
Infant Mortality
United States
USA
Japan
Unmanaged Asthma
United Kingdom
USA
Japan
Unmanaged Diabetes
United States
USA
Japan
Safety During Childbirth
United States
USA
Ireland
Heart Attack Mortality
Ireland
USA
Japan

RegenMed

The Quality of Healthcare in The US Has Hit a 24-Year Low, According to Gallup

News | Article | August 5, 2024

Erosion of Trust in Health Care: A Public Health Crisis

Public Health & Policy > Public Health

America's Growing Lack of Trust in Medicine

— Eric Reinhart, MD, on the U.S. and its "horrific public health"

Healthcare is broken because . . .

healthcare *data* is broken.

(Not broken for healthcare companies)

RegenMed



Annual Revenues of the Largest U.S.-Based Healthcare Companies (Billions)

1	UnitedHealth Group	$201.0
2	CVS Health	$184.7
3	AmerisourceBergen	$153.1
4	Cardinal Health	$129.9
5	Express Scripts	$100.0
6	Anthem	$89.0
7	Kaiser Permanente	$72.7
8	Aetna	$60.5
9	Humana	$52.7

But broken for patients and doctors

How Can It Be Fixed?

The "Big Idea"

Give *physicians and patients*

a modern data platform

helping them ask and answer . . .

...the timeless questions of medicine:

What is *really* wrong with *this* patient?

Which treatment is *most likely*

to make *this* patient better?

Will this treatment be

effective and safe *over time*?

Circles Real-World Evidence Datasets



Any health/wellness objective

Based on primary, longitudinal data

Clinically relevant, statistically significant

Unbiased, constantly refreshed

Quality Data In = Quality Results Out

Medical Research



More and better products

Faster lab to bedside

Genuine clinical value

Lower cost

RegenMed

Quality Data In = Quality Results Out

Health Equity



Better standards of care for all patients

Make Clinical Expertise Available To All Doctors

Address Social Determinants of Health

Quality Data In = Quality Results Out

True Value-Based Care



Correlated long-term outcomes

Compare products, protocols, practice groups

Continual data collection improves outcomes

An Idea Whose Time Has Come

Better healthcare . . .

for more people . . .

at a lower cost

An Idea Creating *New* Markets

24/7 Validated Real-World Evidence Databases

Healthcare AI Without Hallucinations

Medical Record Blockchain Tokenization

Seasoned Leadership

RegenMed



Dolph Courchaine



Dr. William J. Futrell



Bert R. Mandelbaum, M.D.



Claude T. Moorman, III, M.D.



Laura Prey



Michael Tierney



Kenneth R. Zaslav, M.D.

Business, Technology, Clinical

Public and Private Companies: Board and C-Suite

Mergers, Acquisitions, Successful Exits

Early and late stage. U.S. and International

Financial. Operational. Legal.

Join Us

On a powerful mission . . .

disrupting major markets . . .

with accelerating market traction . . .

led by an experienced, "all-in" team

See Also

"A Message From Our CEO and Co-Founder"

"Why Invest In A Zero To One Company"

"Business Model and Market Traction"

One and Three Year Strategic Plans